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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ☑                     Form 40-F      ?

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ?                     No       ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                              82-

KISKA METALS CORPORATION

Management’s Discussion and Analysis

For the six-month period

ended June 30, 2011

This Management’s Discussion and Analysis (“MD&A”) of financial position and operations of Kiska Metals Corporation (the “Company”) as of June 30, 2011 and should be read in conjunction with the Company’s consolidated condensed interim financial statements and related notes as at and for the six-month period ended June 30, 2011.Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the Forward Looking Statement included with this MD&A. The consolidated condensed interim financial statements and MD&A are presented in Canadian dollars and have been prepared in accordance with International Financial Reporting Standards, as adopted in Canada (“IFRS”).

Unless otherwise indicated, all funds in this document are in Canadian dollars.

About Kiska

Kiska is a mineral exploration company with a large portfolio of assets anchored by the Whistler Project, a multi-million ounce gold resource in Alaska. In addition to Alaska, the Company concentrates exploration efforts in British Columbia, Canada, and Australia, and has property interests in Nevada, USA and the Yukon Territory, Canada. The Company strives for the highest technical expertise in exploration combining an innovative targeting approach developed by the Company since its inception with more traditional exploration methods. Kiska is listed on the TSX Venture Exchange, trading under the symbol KSK.

Over the past several years, the Company has acquired a portfolio of exploration projects from its own exploration activities and under the Master Strategic Alliance Agreement (“MSAA”) with Kennecott Exploration Company (“Kennecott”). When Kiska acquired Rimfire Minerals Corporation in 2009, a large portfolio of early stage exploration projects was added to the Company. At the same time, the Company acquired management with experience and expertise in deriving value from projects through option or joint venture arrangements.

1.2       Overview

Exploration for the six-month period concentrated on drilling at the Company’s Whistler Project, Alaska. Exploration focused on the Whistler Orbit in April, but after a brief hiatus in May for spring break-up, exploration resumed in the Orbit and at the Island Mountain prospect, with five drills active on the project as of this report. Work at Whistler also included completion of the airstrip expansion and gravel capping of the same airstrip and the commencement of an airborne electromagnetic survey at Island Mountain. Moreover, the Company started exploration programs in British Columbia at the Kliyul and Redton projects, and partner Brixton Metals completed nine holes at the Thorn Property in northwest British Columbia.

Results from the spring exploration program included the completion of 53 holes (3,505 metres) of shallow grid scout drilling and six drill holes (3,071 metres) at the Raintree West, East and North discoveries. This work defined a new zone of near-surface gold-copper porphyry mineralization and veining at the Raintree North prospect. A drill hole testing this area intersected 82.6 metres averaging 0.31 g/t gold, 1.1 g/t silver and 0.13% copper.

Grid scout drilling expanded the footprint of the Raintree West prospect (1.2 km east of the Whistler Deposit) to an area 1,200 metres by 600 metres defined by strong quartz-sericite-pyrite alteration and base metal veining thought to be spatially related to high temperature copper-gold mineralization. Drill drilling highlights include hole WH10-30 which intersected 453.2 metres averaging 0.72 g/t Au, 3.2 g/t Ag, 0.12% Cu, 0.04% Pb, and 0.31% Zn, including 328.6 metres averaging 0.93 g/t Au, 3.7 g/t Ag, 0.16% Cu, 0.04% Pb, and 0.36% Zn. A narrow, high grade interval of the base metal veining was also intersected in this hole, yielding 24.6 metres of 0.52 g/t Au, 39.1 g/t Ag, 0.03% Cu, 2.4% Pb and 5.7% Zn.

At the date of filing, the Company has completed 9,028 metres of drilling on the Whistler Project since the beginning of June, of which 7,661 metres are pending results.

1.3       Selected Annual Performance

	2010	2009	2008

Mineral property revenues	$634,101	$273,051	$880,435
Net loss before discontinued operations	(12,435,986)	(18,185,423)	(14,820,248)
Net loss per share before discontinued operations	(0.18)	(0.49)	(1.68)
Net loss	(11,912,195)	(18,684,503)	(16,260,741)
Net loss per share	(0.17)	(0.51)	(1.84)
Total assets	9,243,813	2,327,895	2,645,343
Long-term liabilities	99,105	401,391	-
Shareholder’s equity (deficit)	8,071,178	1,641,753	2,004,272

1.4       Results of Operations

Exploration Projects

Alaska

Whistler Project

The Whistler property, consisting of 868 claims, covering 132,600 acres, is located 160 kilometers northwest of Anchorage, Alaska in the Yentna Mining District of Alaska. The property boundaries have not been legally surveyed. The Whistler Property is owned 100% by the Corporation, subject to an underlying 2% Net Smelter Royalty to Kennecott. Some of the claims are subject to a 1.5% net smelter royalty (NSR) to the original owner, which can be brought down to 0.5% by a US$10 million payment. Moreover, Teck Cominco owns a 2% net profit interest (NPI) over all of these claims.

The project is located in the drainage of the Skwentna River. Elevation varies from about 400 metres above sea level in the valley floors to over 2,100 metres in the highest peaks. Access to the project area is by aircraft in the summer. In 2011, a winter access trail was reactivated and bulk equipment and fuel was transported overland onto the property.

The Whistler property can be broadly defined into the following prospects;

-       Whistler Deposit;

-       Whistler Orbit(50km2 area in the vicinity and surrounding the Whistler Deposit);

-       Island Mountain;

-       Muddy Creek.

During 2011, the Company plans on drilling over 31,000 metres in aggregate on these prospects, with the most significant exploration program focusing on the Whistler Orbit(Rainmaker, Raintree West, North and South prospects) and the Island Mountain discoveries.

a)    Whistler Orbit:

In 2011, a shallow-hole grid drilling program has defined a new zone of near-surface gold-copper porphyry mineralization and veining at the Raintree North prospect, and has significantly expanded the footprint of the Raintree West prospect. In addition to the 53 holes (3,505 metres) of shallow grid drilling, six drill holes have been completed for a total of 3,071 metres at the Raintree West, South and North discoveries.Two conventional rigs and one smaller scout rig were active in the Whistler Orbit with the resumption of drilling in June. Results from an additional 34 scout holes (2,363 m) and 18 conventional holes (7,767 metres) drilled during the period are pending.

The gridscoutdrilling program consisted of 53 shallow vertical diamond drill holes completed on 200 metre centres with hole lengths averaging 66 metres. This aspect of the 2011 Whistler exploration program was designed to test prioritized areas with shallow drilling to penetrate glacial sediments which cover the Whistler Orbit.The drill holes were targeted to sample the upper 50 metres of bedrock. The objective was to both identify new zones of proximal and distal porphyry-style mineralization and collect geologic information to improve targeting of conventional drill holes.

Based onthe success of the grid drilling program, it was expanded into the summer program with an additional 34 holes completedin the period.

Alaska (continued)

-       Raintree West:

The 2011 spring grid scout drilling program defined an area measuring 1,200 metres by 600 metres open to the north, west and southat the Raintree West prospect (1.5 km east of the Whistler Deposit). A 2009 hole within this areareturned 471.6 metres averaging 0.38 g/t gold, 4.7 g/t silver, 0.09% copper, 0.15% lead and 0.35% zinc (0.93 g/t gold equivalent) in hole WH09-002. The area outlined by the grid scout drilling is defined by strong quartz-sericite-pyrite alteration and base metal veining similar to that found in the 2009 drill hole; both alteration types are spatially related to high temperature copper-gold mineralization.

Conventional drilling at Raintree West in thisprogram was highlightedby holeWH10-30, whichintersected 453.2 metres averaging 0.72 g/t Au, 3.2 g/t Ag, and 0.12% Cu (1.01 g/t gold equivalent*), including 328.6 metres averaging 0.93 g/t Au, 3.7 g/t Ag, and 0.16% Cu (1.31 g/t gold equivalent*). Four holes(2,421 metres)were completed on two sections 100 and 200 metres north of the discovery section to follow up a 2009 intersection of 97.2 metres averaging 0.61 g/t gold, 6.9 g/t silver, and 0.16% copper (1.04 g/t gold-equivalent*) at the bottom of hole WH09-002. These new results indicate that the grades of the Raintree West porphyry system improve to the north and it remains open to expansion to the north, west, south and at depth.

The intersection in hole WH11-030 is dominated by high temperature potassic alteration and copper-gold-bearing quartz and magnetite veining with minor intervals of late low temperature silver-gold-lead-zinc bearing quartz-carbonate veins. The intercept is largely hosted by diorite porphyry, which is interpreted to be the mineralizing intrusion. This hole ended in strong gold and copper mineralization with the final 172 metres of the hole averaging 1.13 g/t Au, 3.9 g/t Ag and 0.18% Cu. WH11-33, collared 100 metres to the west (drilling to the west) intersected moderate potassic alteration in association with gold-copper mineralization which averaged 0.55 g/t gold, 3.87 g/t silver and 0.11% copper (0.83 g/t gold equivalent*) over 218 metres within a 347.8 metre interval that averaged 0.53 g/t gold, 2.78 g/t silver and 0.08% copper (0.73 g/t gold equivalent*).

WH11-30 is located 100 metres to the north of WH11-29, which returned 460.7 metres averaging 0.50 g/t Au, 7.1 g/t Ag, and 0.06% Cu (0.74 g/t gold equivalent*). This intercept is comprised of two geologically distinct styles of mineralization: an upper interval of low temperature gold-silver-lead-zinc mineralization and a lower zone of high temperature gold-copper mineralization and magnetite veining associated with potassic alteration. The upper interval, from 404.0 to 566.0 metres returned 162.0 metres averaging 0.52 g/t Au, 13.0 g/t Ag, and 0.04 % Cu (0.81 g/t gold equivalent*). The lower interval, from 566.0 to 774.0 metres, returned 208.0 metres averaging 0.54 g/t Au, 4.3 g/t Ag, and 0.09% Cu (0.80 g/t gold equivalent*). Quartz and magnetite veining continued to the end of the hole at 836.68 metres.

Plan maps and cross sections from the 2011 program at Raintree West can be found at http://www.kiskametals.com/s/Whistler.asp?ReportID=443758.

Alaska (continued)

Drill intercepts from the east directed holes WH11-027 and WH11-028, located 100 and 200 metres north of the original Raintree West discovery returned broad intervals of strong phyllic alteration and low temperature silver-lead-zinc mineralization associated with quartz-carbonate veining.

Raintree West Drilling Highlights

Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Lead (%)	Zinc (%)	Gold eq. * (g/t)	Mineralization Type [1,2,3]
WH10-033	480.1	827.8[x]	347.8	0.53	2.8	0.08	0.04	0.30	0.73	Composite
including	480.1	698.0	218.0	0.55	3.87	0.11	0.06	0.31	0.83	Porphyry + o/p
WH10-030	337.7	791.0[x]	453.2	0.72	3.2	0.12	0.04	0.31	1.01	Composite
including	337.7	462.4	124.7	0.16	1.9	0.01	0.04	0.15	0.22	Late Ag-Pb-Zn
and	462.4	791.0[x]	328.6	0.93	3.7	0.16	0.04	0.36	1.31	Porphyry + o/p
including	619.0	791.0[x]	172.0	1.13	3.9	0.18	0.03	0.45	1.55	Porphyry + o/p
WH10-029	376.0	836.7[x]	460.7	0.50	7.1	0.06	0.17	0.52	0.74	Composite
including	404.0	566.0	162.0	0.52	13.0	0.04	0.38	0.94	0.81	Late Ag-Pb-Zn
and	566.0	774.0	208.0	0.54	4.3	0.09	0.06	0.29	0.80	Porphyry + o/p
WH10-028	61.3	233.5	172.2	0.09	2.3	0.01	0.08	0.35	0.14	Late Ag-Pb-Zn
WH10-027	200.5	289.0	88.5	0.15	4.8	0.02	0.26	0.69	0.26	Late Ag-Pb-Zn

*Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

**X denotes end of hole and that the intersection quoted remains open.

1"Late Ag-Pb-Zn" is comprised of zones of quartz-carbonate veins with sphalerite-galena-pyrite +/- chalcopyrite; Ag-Pb-Zn veins occur peripheral to Porphyry mineralization (see 2) and cross-cut Porphyry mineralization

2 "Porphyry + o/p" is comprised of zones dominated by "core-style" high-temperature porphyry alteration and gold-copper mineralization with an irregular overprint of "Late Ag-Pb-Zn"

3"Composite" is comprised of broad intervals that include both styles of mineralization in discrete zones: "Late Ag-Pb-Zn " (with no earlier porphyry mineralization) and "Porphyry + o/p"

Drillingof the Raintree West target continuedwith the resumption of drilling in June after spring break up. Results are pending from 2 holes targetedto expand this porphyry discovery to the north, west and to shallower depths.

-       Raintree North:

As part of the spring shallow scoutdrill program in the Raintree North area (2.2 km northeast of the Whistler Deposit), grid hole RG11-178 intersected porphyry mineralization hosted in diorite porphyry with magnetite and K-feldspar alteration and chalcopyrite mineralization. This intersection confirms the results (0.23 g/t gold and 0.09% copper over 94 metres) of a nearby 2006 hole drilled by Kennecott. Two additional 2011 grid holes, located 200 metres to the north and east of RG11-178, also intersected magnetite alteration and veining.  All four of these drill holes, situated within a broad 350 x 500 metre-wide airborne magnetic high anomaly, suggest the presence of a new and distinct mineralized porphyry centre with similar geological characteristics to the Whistler Deposit.A subsequent conventional angle hole, WH11-032, drilled to testthis discovery, intersected 82.6 metres averaging 0.31 g/t gold, 1.1 g/t silver and 0.13% copper. A follow up hole completed during the period returned 77.3 metres averaging

Alaska (continued)

0.58 g/t gold, 1.6 g/t silver and 0.19% copper (0.99 g/t gold equivalent) within a larger interval averaging 0.40 g/t gold, 1.53 g/t silver and 0.14% copper (0.71 g/t gold equivalent) over 148.5 metres. Assays are pending from five holes drilled during the period.

Raintree North Drilling Highlights

Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold eq. * (g/t)
WH10-32	148.0	228.0	80.0	0.31	1.10	0.14	0.60
WH10-34	152.0	300.5	148.5	0.40	1.53	0.14	0.71
including	181.7	261.0	79.3	0.57	1.55	0.19	0.99

*  Gold equivalent calculations based on full recoveries and $990 per ounce gold, $15.40 per ounce silver and

$2.91 per pound copper

-       Whistler Orbit – Other:

A third area of base metal veining measuring approximately 300 by 300 metres and centred on a magnetic high anomaly has been defined at the Raintree South prospect, 2.2 km east of the Whistler Deposit. Drilling by previous operators confirmed that this anomaly is associated with moderate grades of gold and copper (0.38 g/t gold and 0.14% copper over 20 metres) in high temperature porphyry mineralization. Results are pending from 4 holes (1,719 metres) drilled at Raintree South in the period.

b)    Island Mountain:

Exploration commenced at Island Mountain with the startup of the summer drill program in June. Two drill rigs were mobilized to Island Mountain to expand upon mineralization at the Island Mountain Breccia Zone and portions of two new electromagnetic (EM) anomalies generated from the spring EM survey. A 600 metre wide conductor lies 200 metres south from the Island Mountain Breccia and is coincident with a mutli-element soil geochemical anomaly. A 1.2 km by 700 metre wide conductor, 1.25 km east the Breccia Zone, is coincident with an Induced Polarization (IP) chargeability anomaly.

The majority of exploration at Island Mountain targets the Breccia Zone, following up on successful 2009 and 2010 campaigns (2009 Breccia Zone discovery in IM09-01: 0.72 g/t gold, 2.37 g/t silver and 0.16% copper (1.06 g/t gold equivalent) over 150 metres and 1.22 g/t gold over 106.9 metres). Anadditional nine holes, totaling 3,937 metres, were completed along with mappingand soil and rock geochemical surveys in 2010. Highlights ofthe Island MountainBreccia zone includeIM10-013,collared 110 metres northwest of the Island Mountain discovery section, whichintersected 114.9 metres of 1.25g/t gold, 4.0 g/t silver and 0.23% copper.Recentsurface work has mapped intrusive and hydrothermal breccias for a strike length in excess of 800 metres as well as expansive areas of altered and mineralized diorite intrusive rocks. The current drilling aims to expand the Breccia Zone along this trend to the north, west and at depth. 12 holes (3,737 m) have been completed in the current program. Assay results are pending.

            c) Muddy Creek

Three holes, totaling 935 metres, were also drilled at Muddy Creek, 8 km north of Island Mountain, to target the source of strong gold-in-soil anomalies and float samples anomalous in gold collected from three parallel valleys. Results from these holes are pending.

Alaska (continued)

Uncle Sam Project

The Uncle Sam Gold Project is an intrusion-related gold target, located approximately 75 kilometres southeast of Fairbanks. The Uncle Sam project consists of extensive anomalous surface gold geochemistry highlighted by a drill intersection of 10.6 metres averaging 6.1g/t gold.

On November 2, 2009 the Company signed an option agreement with Millrock Resources Inc. (“Millrock”) giving Millrock the option to earn a 100% interest in the Uncle Sam property in Alaska. Under the terms of the agreement Millrock will make cash payments totaling US$200,000 over four years with US$40,000 being paid upon TSX approval (paid).

In addition, to complete the option, Millrock will issue 1,000,000 shares to Kiska (500,000 shares received to date) and spend US$2,700,000 on exploration over four years. In January 2011, Millrock optioned the property to Crescent Resources Corp.There is an underlying 2% NSR payable to Royal Gold, Inc.

Millrock and Crescent have completed nine drill holes (1,950 metres) on two targets as well as rock and soil sampling in 2011. Drilling at the Wolf prospect consisted of four diamond drill holes for a total of 621 metres targeting a strong gold-in-soil anomaly measuring over 2,000 metres in length and 1,000 metres in width. Historic drilling in this area by previous explorers had returned encouraging results such as reverse-circulation drill hole USRC-22, where an intersection averaged 4.45 g/t gold over 15.54 metres and drill hole USR-055 where an interval averaged 1.34 g/t gold over 13.72 metres. Highlights of the 2011 program at the Wolf prospect include 4.86 g/t gold over 11.40 metres. Mineralization appears to have the same orientation as a new gold zone recently announced by Sumitomo at its adjacent Stone Boy project (Naosi zone) located 500 metres southeast of the Uncle Sam project claim boundary and two kilometres southeast of the Wolf zone. Sumitomo reports that the Naosi zone consists of a vein system continuous over at least a 1,500-metre strike and 500 metres in the down dip direction.

Five diamond drill holes totalling 1,329 metres were also completed at the Lone Tree prospect which is located northwest of the Wolf prospect. Drilling targeted a strong gold in soil anomaly that measures approximately 4,000 metres in length and up to 1,000 metres wide. Previous drilling by other operators has returned encouraging results such as drill holes USC-011, which contained an intersection of 19.22 metres averaging 2.03 g/t gold and USC-013, which contained six metres averaging 1.79 g/t gold and 14.0 metres averaging 1.65 g/t gold. The recent drilling program was designed to expand upon the area of known gold mineralization. Assay results are pending.

Goodpaster Properties

The Goodpaster Properties, located 65 kilometres northeast of Delta Junction, Alaska consist of four claim groups totaling 183,920 acres (74,430 hectares). The claim groups are referred to as the California-Surf, ER-Ogo-Fire, Eagle and Bou-Swede claims. Rubicon Minerals Corporation (“Rubicon”) had an option agreement to earn a 60% interest inthe properties by fundinga total of USD$4.8 million in exploration over 6 years.During the first quarterof the year, Rubicon elected to terminate the option, returning full property interest to the Companysubject to underlying royalties.The ER-Ogo-Fire and the Eagle-Hawk propertiesare subject to a 2% NSR in favor of AngloGold Ashanti (U.S.A.) Exploration Inc. TheCalifornia-Surf issubject to a 1.75%

Alaska (continued)

NSR in favor of Capstone Mining Corp. Bou-Swede is wholly owned by Rimfire Alaska, Ltd., a wholly-owned subsidiary of the Company.

Copper Joe

On August 31, 2010, the Company signed an option agreement with Kennecott Exploration Company to acquire a 100% interest in the Copper Joe Property ("Copper Joe"). Copper Joe is a copper-gold-molybdenum porphyry prospect located 50 km south-southwest of the Company's Whistler Project in Alaska.

Kiska can earn a 100% interest in the Copper Joe Property from Kennecott by incurring a total of US$5.0 million in exploration expenditures by December 31, 2015, including a commitment to US$170,000 in exploration by December 31, 2011 (completed). Kiska will pay Kennecott a one-time cash payment of US$10 million upon completion of a positive 43-101 compliant pre-feasibility study. In addition, before affectinga sale or assigning rights and interests to the property, Kiska will give Kennecott a 90 day period to acquire such rights and interests at 90% of the price and terms stated in the notice. Kiska is permitted to divest all or part of its interest, subject to the first right of refusal and the option period, provided at least US$2.5 million in expenditures have been completed. Prior to reaching the $2.5 million expenditure level, Kiska requires Kennecott's consent to divest its rights and interest. If Kennecott elects not to exercise its first right of refusal, Kennecott will retain a 2% NSR.

A five week program was completed on the property in August of 2010, consisting of approximately 20.8 line-kilometers of 2D IP geophysics, 14.8 line-kilometers ground magnetics geophysics, soil and rock geochemical surveys and surface mapping. A short follow up visit was conducting subsequent to quarter-end to investigate and ground-truth geophysical and geochemical anomalies generated in the 2010 program. Results of this visit are pending.

Australia

Lachlan Fold Belt Properties

The Company holds two exploration licences covering 27,513 hectares in the Lachlan Fold Belt, New South Wales, Australia. The Lachlan Fold Belt in New South Wales Australia is richly endowed with a diversity of deposit types that host in excess of 150 million ounces of gold. Deposit types include copper gold porphyry, epithermal gold, volcanogenic massive sulphide (VMS), gold-copper skarn, sediment-hosted disseminated gold and intrusion-related gold deposits.

Effective December 12, 2008, the Corporation signed a Farm-in agreement for the Barmedman exploration licence with Inmet Mining (Australia) Pty. Ltd. Under the terms of the agreement, Inmet is earning a 60% interest by funding at least A$5 million in exploration on the property over four years. Inmet has been  making staged cash payments which will total A$250,000 over the earn-in period.

Australia (continued)

In the first quarter of 2011,samples from the 2010 diamond drilling were selected for radiometric age dating.  Alarge proportion of the economic Cu-Au deposits in the Lachlan Fold Belt occur with Ordovician intrusive suites, so determining the age of the intrusive suites at

Barmedmancan be used as an indication of the economic potential. Planning is underway for potential follow up work in 2012.

Victoria Goldfields Properties

Effective June 27, 2008and amended February 2, 2011, the Company signeda letter of agreement for a farm-in and joint venturewith Northgate Australian Ventures (“Northgate Ventures”) for three mining tenements in the Stawell Corridor of the Victoria Goldfields. The Group can earn a 50% interest in one or all of the three properties by funding an additional A$500,000 per property by June 30, 2012 with a minimum expenditure of A$450,000 in aggregate per year.

Uponthe Company earning a 50% interest in one or more properties, Northgate Ventures will have the option to earn a 60% interest in the property by funding an additional A$1.5 million in exploration expenditures within 3 years, to form a 50:50 joint venture with the Group or elect not to contribute and allow the Group to earn a 100% interest in the property by funding an additional A$2 million inexploration expenditures over 4 years.

The Company is exploring three licences, Murtoa, Ararat South and Dundonnell, totaling 120 km of the corridor length, representing all ground outside of a 50 km buffer around the Stawell Gold Mine. In addition to greenfields opportunities, more advanced targets exist including the 10 kilometre-long Murtoa target, which surrounds the Kewell gold resource.

On April 15, 2010, and amended July 26, 2010 and September 15, 2010, the Company assigned the option agreement to Brixton Metals Corporation (“Brixton”). The Company remained the operator of the exploration program and incurred all costs on behalf of Brixton in return for a fee equivalent to 10% of all expenditures.  On November 15, 2010 Brixton informed the Company that they are no longer pursuing the option on the Victoria Goldfields properties have  reassigned the option back to the Company.

Underthe Brixton agreement, a regional gravity survey over portions of the Ararat South and Dundonnell properties was completedto fill in areas of low data density and follow-up on more detailed gravity and IP surveys undertaken by the company in early 2009. The gravity survey highlighted some new areas of potential.On the Murtoa License,a mineralogical study was completed using samples from historical drill holes focused on the Kewell gold prospect. The studies revealed that certain mineral species and degree of iron enrichment can be used to detect more confined areas of gold mineralization. This technique will be applied in subsequent drilling programs.

During the first quarterof 2011, the Company completed ground-based geophysics (induced polarization, audio magnetotelluric, and gravity surveys)and geochemical sampling programs on these properties.Data from these surveys is still being analyzed, but management is considering aircore and reverse circulation drilling to test priority targets for gold mineralization in 2012.

British Columbia and Yukon Projects

The Company controls an extensive property portfolio in British Columbia and the Yukon. Projects include:

Boulevard Property

This property consists, consisting of 238 claimscovering 4,975 hectaresand is located approximately 135 kilometres south of Dawson City, Yukon. The Boulevard Property was staked on behalf of an alliance with Northgate Minerals, who earned a 60% interest in the property. The Company signed an option agreement with Silver Quest Resources Ltd. (“Silver Quest”) whereby Silver Quest can acquire the Company’s 40% interest in the property by making staged cash payments totalling $80,000 (paid $32,000), issuing an aggregate of 400,000 shares (issued 160,000 common shares) and completing exploration expenditures of $3,000,000 over a five year period. The Company retains a 1% net smelter royalty (“NSR”) on the property, with Silver Quest having the right to buy back 0.5% of the NSR for $750,000. Additional claims staked within the areas of interestare subject to the same NSR with a $500,000 buy-down of 0.5% and Silver Quest mustissue additional shares.The Company has received an additional 100,000 common shares of Silver Quest upon staking new claims within this project area.

Since optioning the project Silver Quest completed substantial auger soil-geochemical surveys leading to the definition of 3 distinct anomalies that were later tested by a 20 hole (3,006 m) diamond drilling program in 2010. Drilling intersected generally lower grade mineralization over widths of less than 25 m core length. The 2011 program consists of further surface geochemistry and diamond drilling to test targets along the Boulevard Trend, a 20 kilometre long trend comprised of gold-, arsenic-, antimony- and molybdenum-in-soil geochemical anomalies. Silver Quest has also initiated an airborne geophysical survey, which includes radiometric and magnetic surveying over Boulevard property.

Gillis Property

The Gillis property covers 6,182 hectares, and is located in the Nicola Mining Division of British Columbia, approximately 30 kilometres southwest of Merritt. The Company signed an option agreement effective September 5, 2008 to earn a 100% interest in the property by funding a total of $300,000 in exploration by September 5, 2012, and making cash payments totaling $165,000 by September 5, 2011. The vendor will also be paid 2.5% of annual exploration expenditures until a positive decision to mine. Upon a public announcement by the Company of a NI 43-101 compliant gold resource of at least 500,000 oz, the Company will issue 217,500 shares to the vendors. Effective November 22, 2010, the Company signed a joint venture option agreement with CVC Cayman Ventures Corp. (“Cayman”) whereby Cayman can earn a 51% interest in the Gillis property subject to the underlying 2% NSR upon completion of cash payments totaling $155,000 (received $30,000), exploration expenditures of $2,000,000, and issuing 250,000 common shares (25,000 received) of Cayman Ventures Corporation to the Company by November 22, 2014. Cayman can increase their interest by an additional 9% (60% total) by spending an additional $1,000,000 in exploration by November 22, 2015.

To date, the property work has progressed from area identification, through reconnaissance stream sediment and soil sampling to extensive soil geochemical grid sampling, outlining large areas of anomalous gold, silver, arsenic and antimony soil values.  In the third quarter of2011,

British Columbia and Yukon Projects (continued)

Cayman will undertake an exploration program focused on trenching, as well as mapping and prospecting. The trenching will ascertain the orientation, extent and grade of mineralization discovered to date.

Grizzly Property

Grizzly property covers 2,652 hectares, and is located in the Liard Mining Division of British Columbia, approximately 50 kilometres east of the Galore Creek project and within four kilometres of the partially completed Galore Creek access road. The Company owns a 100% interest in these claims, subject to an underlying 2% NSR, 100% of which can be purchased for $2 million.

Poker Creek

The Poker Creek property and covers 2,516 hectares, and is located in the Liard Mining Division of British Columbia, approximately 16 kilometres west of Telegraph Creek. The Company owns 100% of these claims.

RDN Property

The RDN property covers approximately 8,576 hectares, and is located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia. This property is currently optioned (as to 51%) to Northgate Minerals Corporation, subject to an underlying 1.34% NSR. Northgate may earn an additional 9% interest by completing a feasibility study and funding all expenditures up to completion of the feasibility study. On February 21, 2007, the Company signed an amendment suspending the terms of the Joint Venture Option agreement until such time as the Galore Creek road access is constructed across the RDN property.

Redton Project

The Redton projectcovers 70,298 hectares andis located in the Quesnel Trough in northern British Columbia. The project adjoins Serengeti Resources Inc.’s Kwanika property and is within 1,500 metres of the recent porphyry copper-gold discovery made by Serengeti. Kiska has earned an 85% interest, subject to underlying royalties, in the project by spending in excess of $4.75 million. Redton Resources Inc. holds the other 15% interestand holds a 3% NSR of which 1.5% can be purchased for $6,000,000 (1% for $1,000,000; 0.5% for $5,000,000).  The Takla-Rainbow property which forms part of the Redton project is subject to a 3% NSR to Lorne Warren which can be purchased for $3,000,000.

In 2010, a 600 line kilometre airborne magnetic and VTEM electromagnetic survey was carried out over two separate target areas on the project. The northern block (400 line kilometres) targeted previously identified porphyry targets east of the adjacent Kwanika property. The 200 line kilometer south block was centred over the Falcon porphyry prospect drilled by the Company in 2008. The Company made an advance royalty payment of $20,000 during the previous fiscal year.

British Columbia and Yukon Projects (continued)

Kiska’s 2011 program is planned to systematically evaluate the entire Redton Property in order to refine targets for more advanced exploration. During the period, soil geochemistry and reconnaissance mapping and prospecting was undertaken and further exploration will be completed in the third quarter. This work will include a soil and silt geochemical surveys, mapping, prospecting and approximately 65 line kilometres of induced polarization geophysical surveyto develop new targets in the central part of the property, east of Serengeti’s Kwanika deposit, and to refine previously defined targets around the Falcon prospect.  It is likely that drilling planned for the Redton project in 2011 will be completed in 2012.

Quesnel Trough Project

The Quesnel Trough project covers 17,676hectares, and is located in the Cariboo Mining Division of British Columbia. A total of seven properties comprise the project and are located from 15 kilometres south of Prince George to 40 kilometres north of Fort St. James. The Company owns 100% of these claims. Xstrata Canada Corporation signed an option agreement to earn a 51% interest in the property by completing a preliminary assessment and spending $3,000,000 by December 31, 2013. In addition, Xstrata must spend no less than $250,000 in each calendar year commencing in 2010. Xstrata may earn an additional 24% (total 75%) by completing a feasibility study and incurring no less than $20 million in feasibility study expenditures which must be completed before the tenth anniversary of Xstrata earning its 51% interest. Xstrata completed MMI (mobile metal ion) soil geochemical surveys on the properties that were followed up by tighter spaced sampling. In 2010,a 4 hole program of diamond drilling totaling 245 m tested targets on 3 of the claim groups. Xstrata employed a small scale self-propelled drill rig with the intent of testing bedrock to a very shallow depth beneath the glacial till cover. Results included traces of copper mineralization as well as some porphyry style alteration. Xstrata plans to continue the shallow drilling program in 2011.

Thorn Property

The Thorn property, covering 18,854hectares is located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek. The Company owns 100% of this property subject to payments to Cangold Limited in the event a third party partner becomes involved and an underlying 3.5% NSR. The Company can purchase 2% of the NSR for $3,000,000. Effective June 3, 2010 the company optioned the property to Brixton Metals Corporation whereby Brixton can earn a 51% interest in the property by making cash payments totaling $200,000 (including $25,000 on signing (received 75% - $18,750), and $50,000 in 2010 (received 75% - $37,500)) and issuing a total of 400,000 common shares (of which 100,000 have been issued – the Company has received 75,000 shares, or 75%) on or before December 12, 2013.One-quarter of the payments will be made to Cangold Limited as part of the underlying agreement. Work requirements include a minimum of $1,000,000 in expenditures before the first anniversary and an additional $4,000,000 before December 12, 2014. After earning a 51% interest, Brixton may elect to increase its interest from 51% to 65% by spending an additional $10,000,000 in property expenditures within three years of this election.  The option agreement was amended November 9, 2010 whereby Brixton could now earn the initial 51% by spending $200,000 by December 12, 2011 and $4.8 million in exploration expenditures by December 12, 2014. A minimum exploration expenditure of $1,500,000 is required in the second year and $750,000 per year thereafter. Under the amendment, Brixton is required to spend $1,200,000 by December 31, 2011.

British Columbia and Yukon Projects (continued)

Since the corporation acquired the property exploration programs have included the drilling of 32 holes (3840 metres) property wide airborne EM and magnetic geophysical surveys, surface rock, soil and silt geochemical surveys, prospecting\mapping, ground EM and IP geophysical surveys and mechanized trenching programs. Work was in general property wide, however, the majority of focus was in the Camp Creek area and targeted both high sulphidation vein prospects\anomalies and breccia hosted mineralization.

In late 2010, Brixton completed helicopter-borne geophysics which consisted of 467 line-kilometres of Versatile Time Domain Electromagnetic (“VTEM”) and magnetic surveying designed to cover the portion of the Windy Table volcanic rocks on the property which had not previously been surveyed. The Camp Creek and Talisker high-sulphidation alteration/veining corridors are marked by broad conductive zones. Another, previously unrecognized, broad conductive zone is located approximately 2,000 metres northwest of the Talisker corridor and parallel to it. It is thought to represent another high sulphidation alteration/veining corridor within the Thorn Stock below its unconformitywith the Windy Table volcanic rocks.

Brixton completed nine holes (2,482 metres) targeting the Talisker corridor, the unconformity and Camp Creek corridor. Assays have been received for the first three holes completed, all testing the Talisker corridor. Drilling targeted gold-silver-copper mineralization hosted in quartz-sulphide veins at the Talisker Zone which returned near-surface mineralization in 2004 and 2005 drilling:  56.1 metres averaging 1.27 g/t gold, 1.27 g/t silver and 0.19% copper in THN04-29; and 4.2 metres averaging  4.44 g/t gold, 407.9 g/t silver and 2.95% copper within a larger interval of 43.93 metres averaging 0.76 g/t gold, 48.9 g/t silver and 0.36% copper in THN05-37, 100 metres along strike from THN04-29. In the current program, drill hole THN11-41 was collared as a 56 metre step-out on strike to the northeast from hole THN05-37.  Drill hole THN11-41 intercepted 1.71 g/t gold, 37.7 g/t silver and 0.04 % copper over 10.15 meters from 72.93 metres. Drill hole THN11-42 was collared as a 200 metre step-out to the northeast from hole THN05-37. This hole intercepted 1.72 g/t gold, 136.1 g/t silver, 2.84 % copper over 3.00 meters from 81.24 meters and also intercepted 0.63 g/t gold, 22.4 g/t silver, and 0.14 % copper over 34.82 meters from 117.82 meters.  Drill hole THN11-43 was collared 30 metres to the southwest of TH05-36.  Drill hole THN11-43 intersected 0.43 g/t gold, 18.3 g/t silver, and 0.55 % copper over 2.91 meters from 141.91 metres. Results are pending for the remaining six drillholes.

Tide Property

The Tide property, covering 2,964 hectares, is located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia. American Creek Resources Ltd. has earned 51% of the project. American Creek had the right toearn an additional 9% interest by funding a further $3.5 million in exploration on or before March 31, 2011 (not spent) and to increase their interestto 65% interest by funding a bankable feasibility study. Furthermore, at the Company’s election,American Creek could increaseto a 70% interest by providing 100% of the initial project development financing. No exploration work was conducted by American Creek in 2010 and as such their project interest is crystallized at 51%.  The project is subject to a 1.5 % NSR in favour of Franco-Nevada Corporation.

British Columbia and Yukon Projects (continued)

Wernecke Breccia Project

Wernecke Breccia project, is situated in the Wernecke Mountains approximately 180 kilometers northeast of Mayo in east-central Yukon Territory. During 2007, the field program focused on a series of high priority drill targets designed to test iron-oxide-copper-gold systems +/- uranium and standalone uranium targets, all of which are characterized by coincident geophysical, geological and geochemical anomalies. Many of these targets were newly defined in 2006, while some were historical targets that remain open for expansion. No exploration was undertaken in 2009 or 2010. Fronteer (now Newmont) is the operator of the project and funded 100% of the required $2 million in exploration expenditures to earn an 80% interest, with the Company earning the remaining 20% interest. Newmont (since transferred to Franco-Nevada Corporation) and NVIMining Ltd.retain a total 2% NSR. There is a 7.5% to 15% Net Profits Interest (“NPI”) payable to the underlying vendors. A Joint Venture has been formed between Fronteer (now Newmont) and the Company, and on-goingexploration expenses will be shared pro-rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% NPI after payback of capital. No exploration is planned for 2011.

Williams Property

The Williams property, covering 10,727hectares, is located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers. The Company owns 100% of the property subject to a 1.25% NSR. The Company is required to issue an additional 43,500 common shares upon commencement of commercial production from the property. The Company can purchase 0.75% of the NSR for $1,000,000. Advance royalty payments of $5,000 per year are payable to the underlying vendor.

The Williams property covers two distinct gold-bearing prospects. The T-Bill Target is a 3 sq. km area of carbonate alteration, highly anomalous gold-arsenic soil geochemistry and gold-bearing quartz-sulphide veining. The GIC Prospect, located 3 kilometres to the north, is a little explored 500 x 900 metre gold-copper soil geochemical anomaly centred on a prominent gossan. These two prospects were discovered independently by major companies conducting regional stream-sediment sampling programs in the early 1980's. In the 1980's, 15 diamond drill holes were completed at the T-Bill prospect, returning intersections such as 2.0 metres of 35.0 g/t gold, and 4.0 metres 11.0 g/t gold, 1.5 metres of 24.7 g/t gold, and 2.0 metres of 24.8 g/t gold. The Company is searching for a joint venture partner for this property.

Kliyul Property

Kliyul is a gold-copper porphyry project located in the Omineca Mining Division of British Columbia, approximately 67 kilometres southeast of the Kemess Mine, BC and 200kilometres north-northeastof Smithers, BC. The Company has completed three separate purchase agreements to acquire the property interests of Rio Tinto Exploration Canada Inc. (as to 45%), First Majestic Silver Corp. (as to 30%) and Daylight Energy Ltd (as to 25%) in the Kliyul copper-goldporphyry project. Additionally, the project was expanded with the purchase of a mineral claimsheld by Northwest Enterprises Inc. (August 10, 2010), Scott-Martindale (January 22, 2011), Davis (February 23, 2011) and Walker-Javorsky (April 11, 2011).  These transactions

British Columbia and Yukon Projects (continued)

result in the Company owning a 100% interest in the 5,752 hectareproperty, subject to a 1.5% NSR in favour of Rio Tinto.

Subsequent to the quarter end, the Company completed 19 line kilometres of Induced Polarization (IP) survey to follow up a 2006 drill program in which diamond drilling intersected copper-gold mineralization below historically defined shallow mineralization.  In hole KL06-30, a 217.8 metre intersection averaged 0.23% copper and 0.52 g/t gold and KL06-31 returned a number of intervals of similar tenor highlighted by 24 metres of 0.20% copper and 0.44 g/t gold, 32 metres of 0.21% copper and 0.62 g/t gold and 20 metres of 0.14% copper and 1.21 g/t gold. These were the first deep drill holes drilled on the property.  Results are being compiled from the 2011 IP program.  Due to the late start of the IP program and with a permit application still pending drilling planned for 2011 will now likely be pushed on to early 2012.

Mexico

The company held an interest in fifteen projects in Sonora, Durango and Sinaloa States in Mexico. Twelve projects were held in a 60/40 Joint Venture with Azure Minerals Limited (60%).  All projects were subject to certain back in rights held by Minera Kennecott S.A. de C.V., (“MKE”) a subsidiary of Rio Tinto. During the first quarter, the Joint Venture was terminated and MKE relinquished its back in rights on all projects. The Company held a 100% interest in nine projects each of which is subject to a 2% NSR held by MKE including six of the former joint venture properties.

The majority of the projects have been targeted for their porphyry copper–gold–molybdenum potential, while some projects show potential for epithermal gold–silver–base metal mineralization. The projects span a range from grassroots to exploration drilling levels of advancement.

Pursuant to an agreement dated September 17, 2010, and closing on October 7, 2010, the Company sold its interest in all nine projects in Mexico, a proprietary database covering Mexico, Arizona and its Mexico subsidiary, Minera Geoinformatica S.A. de C.V. to Evrim Metals Corp (“Evrim”) for an initial share payment of 2 million shares of Evrim.

In addition to the initial two-million share payment, Kiska will receive on a yearly basis share payments of 10,000 or 50,000 shares per property, depending on the status of the property, for a period of five years. Similar payments are also required if Evrim acquires any property out of the database included in the Minera sale.

Kiska will also receive a one-million-share payment for every property that is advanced to a positive production decision.

Nevada and New Mexico Properties

Colorback Property

Colorback is a sediment-hosted gold target in the Cortez-Battle Mountain Trend, Nevada.  The property consists of 120 claims, located in Lander County approximately 100 kilometers southwest of Elko. The Company has signed a lease and purchase agreement with Desert Hawk Resources Inc. (“Desert Hawk”). Desert Hawk has agreed to an option to purchase the property for a 19 year period commencing on November 2, 2010 and terminating on November 2, 2029. During the first five years of the agreement, the property may be purchased for US$1,000,000 including any advanced royalty payments and a buy-down of the net smelter royalty (“NSR”) from 2.5% to 2.0%. Following the first five years, the property may be purchased for US$5,000,000 including any advanced royalty payments and a buy-down of the NSR from 2.5% to 2.0%. Desert Hawk has agreed to an advanced royalty payment schedule of US$50,000 on signing (paid) and every anniversary in years 1 to 4 inclusive, escalating to US$75,000 in years 5 to 9, followed by US$100,000 until the end of the lease.Subsequently, Desert Hawk has been acquired by Meadow Bay Gold Corporation.

No exploration has been conducted on the property since 2007. Exploration plans for 2011 include further consolidation of the land position and the RC - core drilling of both the shallow and deep targets generated during the 2006-2007 effort by the Company.

Hilltop Property

The Hilltop property is a sediment-hosted gold target in the Cortez-Battle Mountain Trend, Nevada. The property is comprised of 82 claims located in Lander County, approximately 100 kilometres southwest of Elko.  No work has been conducted on the property since 2007.

San Juan

The San Juan property, consisting of 5 state mining leases, located in Socorro County, New Mexico approximately 42 kilometers southwest of San Antonio. The San Juan leases contain gold-molybdenum-silver targets that are untested by drilling.  No work was conducted on the property in 2010 and the property was returned to Kennecott Exploration Company in the firstquarterof 2011.

Expenditures for the six-month period ending June 30, 2011 are summarized in the following table: (all amounts in Canadian dollars)

	USA	Australia	BC & Yukon	Mexico (Discontinued)	Total
Acquisition costs	$ 57,962	$ 3,666	$ 47,778	$ -	$ 109,406

Exploration costs
Aircraft and helicopter	1,290,447	-	-	-	1,290,447
Assays and analysis	111,708	35,804	-	-	147,512
Community CSR	76,915	-	1,576	-	78,491
Camp and support	88,983	456	10	-	89,449
Data management and maps	14,672	-	259	-	14,931
Drilling & trenching	1,386,094	-	-	-	1,386,094
Equipment	69,198	115	-	-	69,313
Geological and engineering	706,584	7,946	54,538	-	769,068
Geophysical surveying	72,719	287,211	9,948	-	369,878
Licencing and filing	6,822	-	1,771	-	8,593
Materials and supplies	380,031	1,351	400	-	381,782
Project management	813,477	50,488	630,039	-	1,494,004
Telephone	37,723	988	1,372	-	40,083
Travel	97,864	18,293	12,702	-	128,859
	5,153,237	402,652	712,615	-	6,268,504

Exploration reimbursements	-	-	-	-	-
Reclamation obligation	24,493	-	-	-	24,493
	5,177,730	402,652	712,615	-	6,292,997

Total Acquisition & Exploration Costs	5,235,692	406,318	760,393	-	6,402,403
Option proceeds & management fees	(48,829)	-	(1,372)	(50,000)	(100,201)
Net Expenditures	$ 5,186,863	$ 406,318	$ 759,021	$ (50,000)	$ 6,302,202

Financial Results

For the six-month period ended June 30, 2011, Kiska incurred a net loss of $8,914,452 ($0.10 per share) compared with a net loss of $5,868,202 ($0.09 per share) for the six-month period ended June 30, 2010. The majority of exploration expenditures were incurred on the Whistler project and the program expenditures accounted for most of this increase in total loss for the period. Refer to work done on the Whistler Orbit and Australian properties above for a detailed description of results. During the six-month period the Company completed expenditures of approximately $522,000 on the winter mobilization and $3 million on the Whistler spring shallow drilling program with Summer drilling making up the balance of USA expenditures of $5,153,237.

Financial Results (continued)

Higher revenues are a result of the receipt of option payments on the Colorback and the former Mexican properties.

Consulting and outsourced services increased as a result of financial advisory fees paid ($25,000), professional fees for restructuring advice ($50,000) and human resources consulting fees ($8,413) in the period. Also included are legal fees of $87,162 and accounting fees of $27,491 associated with general operating activities of the Company. Consulting fees were paid in respect of human resources consulting and temporary placements totaling $63,492 and a total of $64,921 was included in this account in respect services rendered by an officer of the Company (refer Note 21). The balance relates to general consulting services.

Losses from discontinued Mexican operations do not exist in the current period as the Mexican operations were sold to Evrim Resources Corp in the previous fiscal year.

Increases in marketing costs in the first quarter were curtailed by cuts to planned site visits and marketing activities in the second quarter. Marketing costs include fees paid to a marketing consulting firm ($45,000) in the first quarter.

General and administrative expenses increased over the comparative period mostly as a result of increased rent on the Company’s head office in Vancouver and increased computer maintenance costs (associated with the addition of new staff).

Stock-based compensation (gross stock-based compensation was $1,894,084 – 2010: $472,594, and net of transfers to projects $624,585 – 2010: $80,804). Stock based compensation has increased as a result of the vesting of options and increase in volatility over the previous period (refer Note 17 of the consolidated interim financial statements).

The Company realized gains on sales of its marketable securities of $126,767 (2010: $49,158).

1.5       Summary of Quarterly Results

Selected quarterly information for each of the eight most recently completed financial periods isset out below: (figures in thousands)

	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010	Q4 2009	Q3 2009 (restated)
Revenues	$ 1	$ 99	$ 462	$ 75	$ 82	$ 15	$ 205	$ 68
Loss from operations	(5,175)	(3,970)	(2,595)	(6,429)	(3,732)	(1,903)	(2,736)	(12,353)
Net gain (loss)	(5,122)	(3,768)	265	(6,470)	(3,708)	(2,070)	(3,583)	(12,226)
Loss per common share	$ (0.05)	$ (0.04)	$ (0.00)	$ (0.09)	$ (0.06)	$ (0.03)	$ (0.10)	$ (0.31)

Expenditures generally exhibit a seasonal variation being lower in the first and last quarters and higher during the second and third quarters of each year. This variation is due to the climate where exploration is taking place, which limits exploration in the winter months. An increase in overall expenditures is expected for the 2011 fiscal year as the Company has budgeted for mineral property and operating expenditures in excess of $18 million.

1.6       Liquidity

The Company’s cash and cash equivalents balance at June 30, 2011 was $19,171,224 compared with $6,297,716 at December 31, 2010. The Company had working capital of $20,442,714 at June 30, 2011 compared with working capital of $7,474,418 at December 31, 2010. The increase in working capital is attributable to the completion of an offering during the period, as well as exercises of warrants and options during the period. The Company completed an offering of 15,065,000 units (the “Units”) at a price of $1.15 per Unit for gross proceeds of $17,324,750 (the "Offering"). A commission of 6% of the total gross proceeds ($1,039,485) was paid to the underwriters. Moreover, proceeds of $403,769 were realized on the sale of the Company’s available-for-sale financial assets.

For the six-month period ended June 30, 2011 and 2010, cash used in operating activities was $7,455,559 and $4,793,865, respectively. The increase is attributable to increased exploration activities in the current six-month period compared to the prior period. The Company’s exploration program on the Whistler region has been greatly expanded for 2011.

The increase in cash outflows from investing activities is a result of expenditures on property, plant and equipment used by the Company in construction of the ice road and purchase of hauling equipment used in the drill program of $534,459, net of proceeds on the sale of available-for-sale financial assets of $403,769. Total outflows from investing activities were $168,344 (2010: inflow $207,824).

The increase in cash inflows from financing activities over the prior period to $20,160,758 (2010: $6,032,065) is a result of the bought deal financing described above for net proceeds of $16,150,595. Moreover, a total of $4,010,163 was raised from the exercise of stock options and warrants during the period.

The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There is no long-term debt. The Company’s current obligations include lease commitments for office space. Effective September 1, 2010, the Company has signed a five year lease for expanded head office space at Suite 575-510 Burrard Street, Vancouver, BC. The other current obligations are statutory withholding and payroll taxes.

1.7       Capital Resources

The Company had 99,242,448 issued and outstanding common shares as of June 30, 2011. During the six-month period, there were 4,586,700 warrants and 88,050 options exercised for cash proceeds of $3,941,666 and $68,497 respectively.

Note 16 of the annual consolidated condensed interim financial statements outline details of private placements during the six-month period.

Options

Details of outstanding share purchase options are disclosed in Note 17 of the interim financial statements.

Warrants

Details of outstanding warrants are disclosed in Note 16 of the interim financial statements.

Contractual Obligations

Kiska has future obligations under various contracts relating to operating leases and minimum conditional and non-conditional exploration commitments to keep properties and tenements in good standing. The obligations for any conditional exploration expenditures are non-binding, as the Company has the option to relinquish these licenses and tenements and any rights to the properties at any time.

The table below provides a summary of these contractual obligations (based on undiscounted cash flows) as at the last fiscal year end:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating leases	$ 1,109,065	$ 237,745	$ 489,768	$ 381,552	$ -
Conditional Option payments	104,375	81,875	12,500	10,000	-
Conditional exploration expenditures	5,175,000	75,000	100,000	5,000,000	-
Total contractual obligations	$ 6,284,065	$ 394,620	$ 602,268	$ 5,391,552	$ -

1.8       Off-Balance Sheet Arrangements

As a policy, the Company does not enter into off-balance sheet arrangements with special-purpose entities in the normal course of its business, nor does it have any unconsolidated interim affiliates.

1.9       Transactions with Related Parties

Refer Note 21 of the consolidated condensed interim financial statements.

1.10     Proposed Transactions

The Company has a business plan that includes identifying exploration projects, conducting initial exploration then optioning the project to a partner. Acquisitions and dispositions are an essential and on-going part of this plan.

1.11     Critical Accounting Estimates

Not applicable

1.12     Changes in Accounting Policies including Initial Adoption

International Financial Reporting Standards

Canada's Accounting Standards Board ratified a strategic plan in 2006 that will result in Canadian GAAP, as used by the Company, evolving and being converged with International Financial Reporting Standards (“IFRS”) over a transitional period completed in 2011. The International Accounting Standards Board also has projects currently under way that should result in new pronouncements which will be included in the convergence process. These consolidated condensed interim financial statements for the six-month period ended June 30, 2011 represent the second quarter presented in accordance with IFRS. The annual report for the year ending December 31, 2011 will be presented in accordance with IFRS, with IFRS comparatives for 2010.

The Company has completed a detailed assessment of the requirements of the transition to IFRS, with the intention of identifying: (i) the timing of the implementation of the transition, (ii) major differences from existing accounting policies (iii) new accounting policies which are appropriate for the Company, (iv) the appropriate disclosures in financial statements prepared under IFRS and (v) developing an implementation plan. The Company’s systems are in place to ensure adequate data collection and has developed disclosure templates to ensure compliance with the standards.

Note 25 of the consolidated condensed interim financial statements, “First-time adoption of IFRS”, outline the effect of transition to IFRS as at the transition date and at the period end. Most notable standards affecting the Company are:

-       IFRS 6 “Exploration for and Evaluation of Mineral Resources” permits the Company to continue with the current accounting policy for mineral property expenditures. The IASB is currently conducting an Extractive Industries project to amend IFRS 6. The draft recommendation includes a historical cost model with periodic impairment assessment as one alternative to fair value measurement. The Company would use prior accounting records to determine the appropriate historical cost to be used and take advantage of the available exemption, if required, to achieve a fair value for the transition opening balance sheet.

Since the Company does not have any reserves on the mineral properties, it is difficult to determine an appropriate stream of probable cash flows to determine the fair value of the mineral properties. It is likely that the Company will continue the current policy whereby all mineral property expenditures are expensed as incurred. Once an economically recoverable reserve is determined for the properties then a fair value in use based on probable cash flows will be calculated. Final figures have not been compiled as of the date of these financial statements.

-       In addition, IFRS 2 “Share-based Payment” requires that share-based payments to employees with different vesting periods be treated as separate awards for the purpose of determining their fair value.  In addition, IFRS requires that the number of anticipated forfeitures be estimated at the grant date and incorporated into the calculation of share-based compensation expense.  Under Canadian GAAP, share-based payments with different vesting periods can be treated as a single award and forfeitures recorded as they occur.

1.13     Financial Instruments and Other Instruments

The company does not employ a hedging strategy or a foreign exchange protection strategy. The majority of the Company’s income and expenses are denominated in Canadian dollars. The income which is received in U.S. Dollars is preserved in a U.S. Dollar account for use in paying U.S. Dollar denominated expenses.

1.14     Other Requirements

Events Subsequent to Period End

The Company has entered into the following transactions since the end of the fiscal period, not otherwise disclosed in this management discussion and analysis:

(a)  Since the end of the fiscal period, total proceeds of $4,400 have been received by the Company on the exercise of 5,500 warrants.

(b)  Subsequent to the date of this management discussion and analysis, the Group has sold a total of 1,000,000 common shares in Evrim Resources Corp. for gross proceeds of $750,000.

Risks Factors and Uncertainties

Overview

The Company is subject to many risks that may affect future operations over which the Company has little control. These risks include, but are not limited to, market conditions and the Company’s ability to access new sources of capital, the results from property exploration and development activities, and currency fluctuations.

Access to Capital

The exploration and subsequent development of mineral properties is capital intensive. Should it not be possible to raise additional equity funds when required, the Company may not be able to continue to fund its operations which would have a material adverse effect on the Company’s potential profitability and ability to continue as a going concern.

Speculative Nature of Mineral Exploration and Development

The exploration for and development of mineral deposits involves significant risk which even a combination of careful evaluation, experience and knowledge may not adequately mitigate.  While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  There is no assurance that commercial quantities of ore will be discovered on any of Kiska’s sole-risk or ventured properties. Even if commercial quantities of ore are discovered, there is no assurance that the mineral property will be brought into production.  Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as its size, grade and proximity to infrastructure; commodity prices, which have fluctuated widely in recent years; and government regulations, including those relating to taxes, royalties, land tenure, land use, aboriginal rights, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but Kiska’s business may be adversely affected by the inability of Kiska or those companies with which Kiska forms exploration or development alliances, to bring projects into commercial production.

1.14     Other Requirements (continued)

Commodity Prices

The prices of gold, copper, zinc and other minerals have fluctuated widely in recent years and are affected by a number of factors beyond the control of Kiska, including international economic and political conditions, expectations of inflation, international currency exchange rates, consumption patterns, and levels of supply and demand.  Fluctuations in commodity prices will influence the willingness of investors to fund mining and exploration companies and the willingness of such companies to participate in joint ventures with Kiska and the level of their financial commitment. Similarly, the ability of Kiska to monetize assets may also be affected by fluctuations in commodity prices.

Competition

Other exploration companies, including those with greater financial resources than Kiska, could adopt or may have adopted the business strategies of Kiska and thereby compete directly with Kiska, or may seek to acquire and develop mineral claims in areas targeted by Kiska. While the risk of direct competition may be mitigated by Kiska’s experience and technical capabilities, there can be no assurance that competition will not increase or that Kiska will be able to compete successfully.

Conflicts of Interest

Certain directors and officers of Kiska also serve as directors, officers and advisors of other companies involved in natural resource exploration and development. To the extent that such companies may participate in ventures with Kiska, such directors and officers may have conflicts of interest in negotiating and concluding the terms respecting the extent of such participation.  Such other companies may also compete with Kiska for the acquisition of mineral property rights.  In the event that any such conflict of interest arises, Kiska’s policy is that such director or officer will disclose the conflict to the board of directors and, if the conflict involves a director, such director will abstain from voting on the matter. In accordance with the Business Corporations Act (Yukon), the directors and officers of Kiska are required to act honestly, in good faith with a view to the best interests of Kiska.

Government Regulation

The Company operates in an industry which is governed by environmental regulations as well as occupation health and safety regulations. Most of the Company’s mineral properties are subject to government tenure requirements. At present, the Company fully complies with all regulations and holds clear title to the mineral property interests. However, it is possible that regulations or tenure requirements could be changed by the respective government resulting in additional costs or barriers to development of the properties. This would adversely affect the value of properties and ability to hold onto them without incurring significant additional costs.

Other Information

The Company files technical reports on all material properties, press releases and material change reports on SEDAR at www.sedar.com. The company is a foreign private issuer as defined by the Securities and Exchange Commission in the United States. As such, the Company files an annual report on Form 20-F and interim reports and other filings on Form 6-K. These reports are available on EDGAR at www.sec.gov/edgar. Additional information about the company can be accessed at the company’s website (www.kiskametals.com).

Forward-Looking Statements

This document includes certain forward looking statements concerning the future performance of Kiska’s business, its operations and its financial performance and condition, as well as management’s objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend” and similar words referring to future events and results.  Forward-looking statements are based on the current opinions and expectations of management.  All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties. Factors that may cause actual results to vary include, but are not limited to, the Company’s ability to access capital, the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and reliance on key personnel, as described in more detail in this document under “Risk Factors and Uncertainties”.  Statements relating to estimates of reserves and resources are also forward-looking statements as they involve risks and assumptions (including but not limited to assumptions with respect to future commodity prices and production economics) that the reserves and resources described exist in the quantities and grades estimated and are capable of economic extraction. Actual events or results may differ materially from those projected in the forward-looking statements and we caution against placing undue reliance thereon.

All mineral resources referenced in the technical report filed for the Whistler Property have been estimated in accordance with the definition standards on mineral resources and mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in NI 43-101. U.S. reporting requirements for disclosure of mineral properties are governed by the SEC Industry Guide 7 ("Guide 7"). NI 43-101 and Guide 7 standards are substantially different. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions of "proven (measured) reserves" and "probable (indicated) reserves" in Guide 7. Under Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

The technical report uses or may use the terms "mineral resource," "indicated mineral resource" and "inferred mineral resource". We advise investors that these terms are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.